EXHIBIT 99.1

Crucell's PER.C6(R)-Based Vaccine Protects Monkeys from Ebola

LEIDEN, Netherlands, June 1, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) has announced that a single dose of its vaccine has completely protected monkeys against Ebola in recently performed studies. The monkey experiments were performed over the last six months by the Vaccine Research Center (VRC) of the National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health, in collaboration with the US Army Medical Research Institute of Infectious Diseases (USAMRIID). Crucell and NIAID produced a vaccine against Ebola, using Crucell's PER.C6(R) cell line as a production platform, confirming the encouraging results of a previous NIAID/USAMRIID trial of a prototype adenoviral vaccine reported in Nature in August 2003 (Ref: Nature 424(6949):681-84 (2003)). Crucell has a Cooperative Research and Development Agreement (CRADA) with the VRC to develop PER.C6(R)- and adenovirus vector-based vaccines against Ebola, Marburg and Lassa as well as a contract to produce such vaccines for clinical studies in humans. The vaccine is composed of replication-deficient Adenovirus 5, expressing Ebola antigens. It uses Crucell's production technology, also licensed exclusively to Merck for HIV.

Ebola is one of the most lethal viral diseases, with a mortality rate ranging from 50%-80%, with a recent outbreak in the Republic of the Congo claiming more than 120 lives before being brought under control. In May, new cases were reported in the Sudan and a Russian scientist died after contracting the disease in the laboratory. Ebola is a Class A bioterror agent and as such is covered by the BioShield Act 2004, passed by the US Senate on May 19, 2004, and set to appropriate US$ 5.6 billion for the development of countermeasures against chemical and biological weapons.

"We don't think we can go into safety studies in humans without having shown efficacy in macaque monkeys," said Jaap Goudsmit, Crucell's Chief Scientific Officer. "For Ebola, the macaque model is the most stringent available, and since efficacy of an Ebola vaccine heavily relies on this model, these data pave the way for clinical safety studies. This result confirms the strength of both Crucell's vector and cell substrate technologies, and we are proud to help the global community fight such a serious threat as Ebola,"

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

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CONTACTS:  Crucell N.V.
           Elizabeth Goodwin
           Director Investor Relations and Corporate Communications
           +31 (0)71 524 8718
           e.goodwin@crucell.com

           Redington, Inc.
           Thomas Redington
           (212) 926-1733
           tredington@redingtoninc.com